Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

		For the six months ended June 30,
	Note	2023	2022
(In thousands of Euro, except per share amounts)
Revenue	3	9,562	93,500
Research and development expenses	4	(72,873)	(30,588)
Selling, general and administrative expenses	5	(13,736)	(9,294)
Total operating expenses		(86,609)	(39,882)
Operating (loss) / profit		(77,047)	53,618
Finance income		5,176	10
Finance expense		(3)	(185)
Fair value change – earnout and warrants		(5,998)	—
Foreign exchange gains		2,770	1,070
(Loss) / profit before tax		(75,102)	54,513
Income tax expense		—	—
(Loss) / profit for the period		(75,102)	54,513
Earnings per share (in Euros)
Basic*	10	€(0.92)	€1.50
Diluted*	10	€(0.92)	€1.35

(*)	Restated - see Note 10

The accompanying notes are an integral part of these consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT OR LOSS (UNAUDITED)

		For the six months ended June 30,
	Note	2023	2022
(In thousands of Euro, except per share amounts)
(Loss) / profit for the period		(75,102)	54,513
Items that may be reclassified subsequently to profit or loss:
Translation differences		(8,879)	-
Other comprehensive (loss) / profit for the period, net of tax		(8,879)	-

Total comprehensive (loss) / profit for the period, net of tax		(83,981)	54,513

The accompanying notes are an integral part of these consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As at
	Note	June 30, 2023	December 31, 2022
(In thousands of Euro)
Assets
Non-current assets
Intangible assets		81,629	83,160
Property, plant and equipment		112	144
Long term prepaid expenses		93	146
Total non-current assets		81,834	83,450
Current assets
Prepayments and other receivables		5,769	9,611
Cash		383,495	438,522
Total current assets		389,264	448,133
Total assets		471,098	531,583
Equity and liabilities
Equity
Share capital	8	608,754	599,191
Other reserves	9	16,852	4,691
Translation differences	10	(8,879)	-
Accumulated loss		(194,463)	(119,361)
Total equity		422,264	484,521
Non-current liabilities
Deferred revenue	3	2,923	4,492
Lease liability	6	23	56
Derivative earnout liability	7	7,553	7,053
Total non-current liabilities		10,499	11,601
Current liabilities
Trade and other payables	6	20,854	18,503
Deferred revenue	3	9,690	13,008
Lease liability	6	64	62
Derivative warrant liabilities	7	7,727	3,888
Total current liabilities		38,335	35,461
Total equity and liabilities		471,098	531,583

The accompanying notes are an integral part of these consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

		Issued	Share	Other	Translation	Retained	Total
	Note	capital	premium	reserves	differences	earnings	equity
(In thousands of Euro)
Opening balance at January 1, 2022		113	83,763	591	—	(34,676)	49,791
Series A - Tranche II		57	79,623	—	—	—	79,680
Share-based compensation		—	—	438	—	—	438
(Loss) / profit for the period		—	—	—	—	54,513	54,513
Other comprehensive (loss) / profit for the period		—	—	—	—	—	—
Total comprehensive (loss) / profit for the period		—	—	—	—	54,513	54,513
As at June 30, 2022		170	163,386	1,029	-	19,837	184,422
Opening balance at January 1, 2023		9,787	589,404	4,691	-	(119,361)	484,521
Exercise of Warrants	8	90	9,333	—	—	—	9,423
Exercise of Company Options	8	2	138	(44)	—	—	96
Share-based compensation	9	—	—	12,205	—	—	12,205
(Loss) / profit for the period	10	—	—	—	—	(75,102)	(75,102)
Other comprehensive (loss) / profit for the period		—	—	—	(8,879)	—	(8,879)
Total comprehensive (loss) / profit for the period		—	—	—	(8,879)	(75,102)	(83,981)
As at June 30, 2023		9,879	598,875	16,852	(8,879)	(194,463)	422,264

The accompanying notes are an integral part of these consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		For the six months ended June 30,
	Note	2023	2022
(In thousands of Euro)
Operating activities:
Loss before tax		(75,102)	54,513
Non-cash adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization		34	36
Finance income		(5,176)	(10)
Finance expense		-	5
Fair value change - derivative earnout and warrants		5,998	—
Foreign exchange gains		(2,770)	(1,070)
Share-based compensation		12,118	349
Changes in working capital:
Changes in trade receivables		-	(115,000)
Changes in prepayments and other receivables		3,686	(6,692)
Changes in trade and other payables		2,893	1,727
Changes in deferred revenue		(4,590)	21,500
Changes in non-current assets/liabilities
Changes in long-term prepaid expenses		51	—
Interest paid		(3)	—
Net cash provided by/(used in) operating activities		(62,861)	(44,642)
Investing activities:
Purchase of equipment		(4)	(2)
Interest received		5,176
Net cash provided by/(used in) investing activities		5,172	(2)
Financing activities:
Proceeds from issuing equity securities (Series A)		-	79,680
Proceeds from issuing equity securities (exercise of Warrants)	7	7,957	—
Proceeds from issuing equity securities (exercise of Company Options)	9	96	—
Payments of lease liabilities		(30)	(33)
Net cash provided by financing activities		8,023	79,647
Net change in cash		(49,666)	35,003
Foreign exchange differences		(5,361)	1,383
Cash at the beginning of the period		438,522	53,092
Cash at the end of the period		383,495	89,478

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Group Information

NewAmsterdam Pharma Company N.V. (the “Company” and together with its subsidiaries, the “Group”) is a global biotechnology company focused on the research and development of transformative therapies for cardio-metabolic diseases. The Company was incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the name NewAmsterdam Pharma Company B.V. on June 10, 2022. On November 21, 2022, in connection with its merger with Frazier Life Sciences Acquisition Corp (“FLAC”), the Company’s corporate form was converted to a Dutch public limited liability company (naamloze vennootschap) and its name was changed to NewAmsterdam Pharma Company N.V. The Group’s principal place of business and registered office is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. These unaudited condensed consolidated financial statements comprise the financial statements of the Group.

Terms in these accompanying notes take on the same meaning as defined in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 31, 2023 (the "Annual Report"), unless otherwise defined.

Note 2 — Basis of Preparation and Summary of Material Accounting Policy Information

Basis of Preparation

These unaudited condensed consolidated financial statements as at June 30, 2023 and for the six months ended June 30, 2023 and 2022 should be read in conjunction with the Annual Report as the unaudited condensed consolidated financial statements are prepared on a condensed basis in accordance with IAS 34 Interim Financial Reporting and do not contain all information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless stated otherwise, the unaudited condensed consolidated financial statements as at June 30, 2023 and for the six months ended June 30, 2023 and 2022 are presented on a basis consistent with the accounting policies set out in the Annual Report.

There were no significant changes in accounting policies, critical accounting judgements and key sources of estimation uncertainty applied by us in these unaudited condensed consolidated financial statements compared to those used in the Annual Report.

The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise disclosed. The unaudited condensed consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business.

Based on the Group’s current operating plan, management has assessed that the existing cash and cash equivalents will be sufficient to fund the Group’s anticipated level of operations for the twelve months following the date of the issuance of these financial statements.

The functional currency of the Group has historically been EUR. In the first half of 2023, the Group reassessed its functional currency and determined the United States Dollar (“USD” or “$”) to be the Group’s functional currency beginning January 1, 2023. Significant elements involved in the determination of the functional currency change include a shift in the Group’s sources of financing from EUR to USD given its access to the U.S. public market and an increase of operating costs incurred in USD due to Phase III trials taking place predominantly in the United States, among other factors. Given these significant changes, management considered the economic factors outlined in IAS 21, The Effects of Changes in Foreign Exchange Rates and concluded that the majority of the factors supported the determination of the USD as the functional currency.

The unaudited condensed consolidated financial statements are presented in Euro (“EUR” or “€”). In these notes, Euro amounts are presented in thousands, except for share and per share amounts and as otherwise indicated. The Company has elected to present its financial statements in EUR in order to provide information comparable to the historical financial information included within previous Company filings.

New and Amended IFRS Standards that are Effective for the Current Year

New standards and interpretations effective for the annual period beginning on January 1, 2023 did not have any material impact on the Company's condensed consolidated financial statements.

New Standards, Interpretations and Amendments Issued but Not Yet Adopted by the Company

At the date of authorization of these financial statements, the Group has not applied new and revised IFRS Standards that have been issued but are not yet effective. The amendments to the standards and interpretations presented are not expected to have a material impact on the consolidated financial statements in future periods.

Note 3 — Revenue

The Group earns revenue through a license agreement with A. Menarini International Licensing S.A. (“Menarini”) (the “Menarini License”), pursuant to which it granted Menarini an exclusive, royalty-bearing, sublicensable license under certain of its intellectual property and its regulatory documentation to undertake post approval development activities and commercialize multiple brands of obicetrapib. The Menarini License includes a non-refundable upfront payment, fixed reimbursements for the Group’s continued development costs, payments based upon the achievement of defined development, regulatory and commercial milestones, sales-based royalties, and certain cost sharing payments made by Menarini to the Group and by the Group to Menarini.

In January 2023, the Group achieved a clinical milestone related to our Phase 2 ROSE2 clinical trial which resulted in a €5 million milestone payment from Menarini in April 2023. Revenues related to the achievement of milestones under the Menarini License are attributed to the license performance obligation.

Revenue consisted of the following for the six months ended June 30:

	2023	2022
License revenue attributed from license performance obligation	5,000	93,500
License revenue attributed from R&D performance obligation	4,562	—
Total revenue	9,562	93,500

At January 1, 2023, the Group had total deferred revenue of €17.5 million. During the six months ended June 30, 2023, €4.6 million of the deferred revenue was recognized as revenue and a translation difference of approximately €0.3 million further reduced the deferred revenue liability. No additional deferred revenue was recognized during the period. The deferred revenue has been recognized within current and non-current liabilities based on the expected timing of the associated research and development services. In connection with the Menarini License, €9.7 million is recognized within current liabilities as the Company expects to perform the associated services within twelve months after the reporting period and the remaining €2.9 million is recognized within non-current liabilities as of June 30, 2023.

Note 4 — Research and Development Expense

Research and development expense consisted of the following items for the six months ended June 30:

	2023	2022

Clinical expenses	(44,256)	(21,026)
Non-clinical expenses	(1,837)	(1,264)
Personnel expense	(13,708)	(1,869)
Manufacturing costs	(12,633)	(6,001)
Regulatory expenses	(394)	(381)
Other R&D costs	(45)	(47)
Total research and development expenses	(72,873)	(30,588)

Note 5 — Selling, General and Administrative Expenses

Selling, general and administrative expenses consisted of the following items for the six months ended June 30:

	2023	2022

Included in selling expenses:
Commission expense	(160)	(2,429)
Included in general and administrative expenses:
Personnel expense	(4,737)	(1,314)
Travel costs	(370)	(83)
Intellectual property	(726)	(699)
Legal costs	(1,761)	(2,250)
Licenses	(9)	-
Finance and administration	(3,702)	(1,624)
IT	(35)	(10)
Rent and office services	(95)	(77)
Marketing and communication	(381)	(487)
Insurance	(928)	(8)
Depreciation and amortization	(34)	(36)
Commercial costs	(611)	—
Business development	(10)	(132)
Board fees	(157)	(40)
Miscellaneous	(20)	(105)
Total selling, general and administrative expenses	(13,736)	(9,294)

Note 6 — Financial Risk Management

The Group’s risk management activities are the same as those disclosed in our Annual Report.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to foreign currency are included at the exchange rates applicable as at June 30, 2023.

		Less than	3 - 12	More than
	On demand	3 months	months	1 year	Total

As at June 30, 2023
Trade and other payables	—	17,903	—	—	17,903
Share based payment liabilities	2,763	43	130	15	2,951
Lease liability	—	15	48	24	87
Derivative warrant liabilities	7,727	—	—	—	7,727
Derivative earnout liability	—	—	—	7,553	7,553
Total financial liabilities	10,490	17,961	178	7,592	36,221

Note 7 — Financial Assets and Liabilities Fair Value

Financial liabilities consist of trade and other payables, lease liability, derivative warrant liabilities and derivative earnout liability.

The carrying amount of cash, trade and other payables approximate their fair value due to their short-term nature. The fair values of these financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Lease liabilities are measured at amortized cost based on the present value of the contractual payments due to the lessor over the lease term.

Derivative Warrant Liabilities

At January 1, 2023 a total of 167,000 Private Placement Warrants and 4,600,000 Public Warrants (collectively, the “Warrants”) were outstanding. In the six months ended June 30, 2023, no new warrants were issued and 749,679 were exercised at a price of $11.50 per ordinary share, nominal value €0.12 per share, of the Company (the "Ordinary Shares"), for total proceeds of €8.0 million. At June 30, 2023, the Company had 3,850,321 and 167,000 Public Warrants and Private Placement Warrants outstanding, respectively.

The fair value of the outstanding Warrants increased from $0.87 per warrant as of December 31, 2022 to $2.09 per warrant at June 30, 2023. At the moment of exercise, the fair value of a Warrant is calculated as the difference between the exercise price and the closing price on the date of exercise of an Ordinary Share trading on Nasdaq under the ticker NAMS. For the six months ended June 30, 2023, the Group recognized a charge of €5.4 million in profit or loss, which has been presented as a change in the fair value of derivative warrant liabilities under fair value change – derivative earnout and warrants expense.

Derivative Earnout Liability

The Business Combination Agreement contemplates the issuance of Earnout Shares, totaling 1,886,137 Ordinary Shares, contingent upon the achievement of a development milestone. At December 31, 2022, 1,725,358 Earnout Shares were allocated to Participating Shareholders. During the period a Participating Optionholder forfeited their rights with respect to a total of 409 Earnout Shares. These shares were reallocated pro rata among the remaining pool of Earnout Shares. As a result, at June 30, 2023 an additional 374 Earnout Shares were allocated to Participating Shareholders for a total of 1,725,732 Earnout Shares.

At December 31, 2022, the fair value of the 1,725,358 Earnout Shares allocated to Participating Shareholders was €7.1 million. At June 30, 2023, the fair value of the 1,725,732 Earnout Shares allocated to Participating Shareholders was €7.6 million. The remeasurement of the financial liability resulted in a charge of €0.6 million in profit or loss, which has been presented as a change in the fair value of derivative warrant liabilities under fair value change – derivative earnout and warrants expense.

Fair value measurements

The financial liability for the derivative warrants is accounted for at fair value through profit or loss. The Public Warrants are considered liquid and are actively listed on Nasdaq and have been measured at fair value using the quoted price (Level 1).

The Private Placement Warrants have been measured at fair value using inputs other than quoted prices included in Level 1 that are observable for the liability (Level 2), since the terms of the Private Placement Warrants are considered to be nearly identical to the Public Warrants, and the Public Warrants have an observable price in the active market. For these reasons, the measurement of the Private Placement Warrants can be indirectly derived from the quoted price of the Public Warrants.

Based upon an assumed zero dividend rate and the fact that no strike price exists that would have led to any volatility measure relative to the Company’s share price, the fair value of the Earnout Shares allocated to Participating Shareholders resulting from the Black-Scholes pricing model is driven by the Company’s closing share price as a Level 1 input and the probability of milestone completion, estimated by management to be 40%, as a Level 3 input. As management’s judgment of the probability of milestone completion remained constant during the period, the change in fair value resulted from the Company’s price per share between the valuations performed at December 31, 2022 and at June 30, 2023. The resulting per share fair value of the Earnout Shares allocated to Participating Shareholders is €4.38 at June 30, 2023, compared to a per share fair value of €4.09 at the December 31, 2022.

The following table shows the carrying amounts of the financial liabilities measured at fair value through profit and loss on a recurring basis:

	Level 1	Level 2	Level 3	Total
Liabilities measured at FVTPL
Derivative warrant liability (Public Warrants)	7,406	—	—	7,406
Derivative warrant liability (Private Placement Warrants)	—	321	—	321
Derivative earnout liability	—	—	7,553	7,553
Total financial liabilities	7,406	321	7,553	15,280

Note 8 — Share Capital and Share Premium

During the six months ended June 30, 2023, the Group issued 749,641 Ordinary Shares upon the exercise of Warrants and 14,910 Ordinary Shares upon the exercise of Company Options. The exercise of Warrants resulted in an increase of share capital and share premium of €90 thousand and €9.3 million, respectively. The exercise of Company Options resulted in an increase of share capital and share premium of €2 thousand and €138 thousand, respectively.

Note 9 — Share-Based Payments

The Company has three Share-based payment plans and one restricted share award in place as at June 30, 2023:

•
The Company’s Long-Term Incentive Plan (the “Plan”);
•
The Company’s Supplementary Long-Term Incentive Plan (the “Supplementary Plan”);
•
the Company’s Rollover Option Plan (the “Rollover Plan,” together with the Plan and the Supplementary Plan, the “Plans”); and

•
Chief Executive Officer Restricted Share Award.

Long Term Incentive Plans

The Plans are equity-settled, and the Company may grant various forms of equity awards, including the granting of options to purchase Ordinary Shares (“Company Options”) and restricted stock units (“RSUs”), pursuant to the Plans.

The contractual term is 10 years from grant date for options granted under the Plans In general, each Company Option granted in 2023 has a four-year vesting period with 25% vesting after one year and the remaining 75% vesting in equal monthly installments over the next following three years.

The changes for the six months ended June 30, 2023 in the number of options outstanding related to Ordinary Shares and their related weighted average exercise prices are as follows:

		2023
	Weighted average exercise price	Number of options
Outstanding as at January 1	€6.52	11,146,861
Granted during the year	$11.01	4,558,729
Exercised during the year	€6.89	(14,910)
Forfeited during the year	€9.96	(1,724,516)
Outstanding as at June 30	€7.33	13,966,164

As at June 30, 2023, 4,189,605 of the outstanding Company Options are exercisable. The options outstanding as of June 30, 2023 have a weighted average remaining contractual life of 9.0 years.

		2023
Expiry date	Exercise Price	Number of options
July 6, 2031	€1.16	4,174,706
November 22, 2032	$10.00	6,140,444
January 1 - June 5, 2033	$10.90 - 13.85	3,651,014
Outstanding as at June 30	€7.33	13,966,164

Fair Value of Options Granted

The Black-Scholes option pricing formula has been applied for measuring the fair value of the options granted. The weighted average fair values and the inputs (ranges) used in the measurement of the fair values of these equity-settled options at the date of grant are summarized below:

2023
Share value (EUR)	10.31
Option exercise price (EUR)	10.31
Volatility (%)	37% - 42%
Expected life (years)	5.3 - 7.0
Dividend yield	0%
Risk-free rate	3.55% - 3.98%
Fair value per option (EUR)	4.55

The expected option life is based on management’s best estimate of when the options will be exercised. Expected volatility is estimated by considering historical average share price volatility of a group of comparable companies over a period before the grant date being equal to the expected option life. The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its ordinary shares. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of grant, with a term that approximates the expected life of the option.

Share-Based Payment Expenses Recognized for Options Granted

The fair value of the options is expensed over the relevant vesting periods using the graded vesting method, based on management’s estimate of the number of options that will eventually vest. For the six months ended June 30, 2023 and 2022, the total share-based payment expense recognized for the equity-settled options amounted to €12.1 million and €0.3 million, respectively.

In addition, during the six months ended June 30, 2023 and 2022, the Group recognized €1.1 million and €0.0million, respectively, as expenses for the employer social security contributions expected to be payable related to these options. The corresponding liability as at June 30, 2023 and December 31, 2022 amounts to €2.8 million and €0.1 million, respectively.

Restricted Stock Units (“RSUs”)

As at June 30, 2023 the Company had allocated 160,404 Earnout Shares to be granted to participants in the Plan who were directors, officers, employees or consultants of NAP B.V. as of the date of the Business Combination Agreement and who are at the time of the achievement of such milestone providing services to the Company or its subsidiaries ("Participating Optionholders") if and when a certain clinical development milestone is achieved during the earnout period. These Earnout Shares will be delivered in the form of awards of RSUs granted pursuant to the Plan to such Participating Optionholders who are at the time of achievement of such milestone still providing services to the Group.

The development milestone consists of the achievement and public announcement of Positive Phase 3 Data for each of the Company’s BROADWAY clinical trial and BROOKLYN clinical trial at any time during the period beginning on November 22, 2022 and ending on the date that is five years after such date.

There is no impact on these financial statements with respect to these RSUs due to the uncertainty of achieving the clinical development milestone.

Chief Executive Officer Restricted Share Award

In July 2021, our chief executive officer, Michael Davidson, M.D., paid the fair market value of the underlying ordinary shares (in aggregate €708,571) when he made an investment in restricted shares issued through Depositary Receipts as previously disclosed. Accordingly, the total fair value of these equity-settled share-based payment awards amounts to nil and there will be no expenses recognized in the income statement. This award had a four year vesting period with 25% vesting on August 1, 2021 and the remaining 75% vesting in equal monthly installments over the following three years.

In connection with the award arrangement, if Dr. Davidson leaves the Group, all unvested Ordinary Shares will be cancelled against payment by the Company to him of the lower of the (i) the purchase price paid and (ii) the fair market value of such Ordinary Shares at the time of forfeiture. In order to reflect the consideration paid and the possibility that the Ordinary Shares would be repurchased if Dr. Davidson becomes a "Good Leaver" (as such term is defined in the award agreement) during the vesting period, the Company has recognized the consideration as a financial liability until the award has fully vested, at which time it will be reclassified to equity provided that Dr. Davidson remains with the Group. This liability is measured at the lower of (i) the purchase price paid and (ii) the fair market value of the Ordinary Shares at the end of the reporting period. The liability for unvested Ordinary Shares as at June 30, 2023 amounted to €192 thousand.

For the six months ended June 30, 2023, the movements in the number of Ordinary Shares outstanding are as follows:

2023
Number of Ordinary Shares
Outstanding as at January 1	608,779
Granted/purchased during the year	—
Outstanding as at June 30	608,779

As of June 30, 2023, a total of 443,901 Ordinary Shares had vested.

Note 10 — Earnings per Share

Earnings per share for the period presented has been determined by dividing the earnings attributable to shareholders by the weighted average number of shares outstanding during the period. NewAmsterdam Pharma’s former non-voting ordinary shares and voting ordinary shares are considered to be the same class of equity for purposes of determining the loss attributable per shareholder class per share.

In accordance with the Business Combination Agreement, 17,016,872 NewAmsterdam Pharma shares were exchanged for 36,258,312 Ordinary Shares following the internal reorganization, which reflects the exchange ratio of approximately 2.13. Consequently, the weighted average number of Ordinary Shares outstanding for basic and diluted EPS for the prior period has been restated as required by IFRS.

June 30, 2022

Shares for basic EPS of NewAmsterdam Pharma - as reported	17,016,872
Shares for diluted EPS of NewAmsterdam Pharma - as reported	18,981,158
Exchange ratio	2.13
Shares for basic EPS of NewAmsterdam Pharma - restated	36,258,312
Shares for diluted EPS of NewAmsterdam Pharma - restated	40,443,670

In total, 1,964,286 NewAmsterdam Pharma Options were outstanding as of January 1, 2022 and as of June 30, 2022. At the time of the Exchange these were converted into 4,185,360 Company Options. The table below reflects the original and restated number of options in the diluted number of Ordinary shares, as appropriate.

The following table sets forth the computation of original and restated basic and diluted loss per share for the six months ended June 30:

(In thousands of Euro, except share and per share amounts)	2023	2022

(Loss) / profit for the period	(75,102)	54,513
Weighted average basic number of Ordinary Shares - as reported	81,846,438	17,016,872
Weighted average diluted number of Ordinary Shares - as reported	81,846,438	18,981,158
Basic earnings per share - as reported	(0.92)	3.20
Diluted earnings per share - as reported	(0.92)	2.87
Weighted average basic number of Ordinary Shares - restated	81,846,438	36,258,312
Weighted average diluted number of Ordinary Shares - restated	81,846,438	40,443,670
Basic earnings per share - restated	(0.92)	1.50
Diluted earnings per share - restated	(0.92)	1.35

At June 30, 2023, outstanding share-based awards and unexercised Warrants were excluded from the calculation because their impact would be anti-dilutive. At June 30, 2023, the total number of potential Ordinary Shares excluded amounted to 17,983,485.

Note 11 — Related Parties

During the six months ended June 30, 2023 and 2022 the Company did not have any material transactions with related parties.

Terms and conditions of transactions with related parties

Transactions with related parties, other than the remuneration of certain non-executive directors as disclosed below, are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Compensation to Directors and Senior Managers of the Company

The Company’s compensation includes base salary, as well as short and long-term incentive schemes.

Key Management Personnel (“KMPs”) are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the Company. KMPs include the Chief Executive Officer, Chief Financial Officer, Chief Science Officer, Chief Operating Officer, Chief Business Officer and Vice President of Research and Development. The following table sets forth the total compensation paid to KMPs during the six months ended June 30:

	2023	2022

Short-term employee benefits	2,198	1,257
Share-based payments	10,164	290
Total compensation paid to key management personnel	12,362	1,547

Additionally, certain non-executive directors of the Company who serve as representatives of the Company’s shareholders and as such, have of received cash remuneration from the Company during the six months ended June 30, 2023 and 2022 totaling €166 thousand and €39 thousand, respectively, and share-based payment expenses during the period totaling €241 thousand and €11 thousand, respectively.

Note 12 — Segment Reporting

Operating segments are components of the Group that engage in business activities from which it may incur expenses, for which discrete financial information is available and whose operating results are evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The activities of the Group are considered to be one segment which is reflected in its organizational structure and internal reporting and comprises the research, development and subsequent commercialization of innovative and proprietary compounds that have a potential therapeutic effect in cardiovascular disease. The Group does not distinguish in its internal reporting different segments, neither business nor geographical segments. The Chief Executive Officer is identified as the CODM and reviews the operating results regularly to make decisions about the resources and to assess overall performance of the Group.

Total revenues recognized from the Menarini License of €9.6 million and €93.5 million during the six months ended June 30, 2023 and 2022, respectively, are derived entirely from Italy.

The following table shows the breakdown of the Group’s non-current assets (i.e., intangible assets, property, plant and equipment and long-term prepaid expenses) by geographical location as of:

	June 30, 2023	December 31, 2022
Non-current assets
Netherlands	81,640	83,172
USA	194	278
Total	81,834	83,450

Note 13 — Events After the Reporting Period

The Group evaluated all events through August 3, 2023 and determined that there were no reportable subsequent events to be disclosed or adjusted in the undaudited condensed consolidated financial statements.